As filed with the U.S. Securities and Exchange Commission on January 25, 2023

Securities Act File No. 333-267049
Investment Company Act File No. 811-23822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT

UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 3	☒

(Check appropriate box or boxes)

Calamos Antetokounmpo Sustainable Equities Trust

(Exact Name of Registrant as Specified in Charter)

2020 Calamos Court
Naperville, Illinois
(Address of Principal Executive Offices)

60563
(Zip Code)

Registrant’s Telephone Number, including Area Code: (630) 245-7200

J. Christopher Jackson

2020 Calamos Court

Naperville, Illinois 60563

(Name and Address of Agent for Service)

With Copies to:

Paulita A. Pike
Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, Illinois 60606

Rita Rubin
Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, Illinois 60606

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File Nos. 333-267049, 811-23822) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 1 does not change the form of any prospectus or Statement of Additional Information included in amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

PART C

OTHER INFORMATION

Item 28. Exhibits.

(a)(i)	Certificate of Trust of the Registrant, dated as of August 15, 2022 (incorporated by reference to Exhibit (a)(i) to Registrant’s Registration Statement on Form N-1A filed on August 24, 2022).
(a)(ii)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of January 10, 2023 (incorporated by reference to Exhibit (a)(ii) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(b)	Bylaws of the Registrant (incorporated by reference to Exhibit (b) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(c)	Instruments Defining Rights of Security Holder (see Articles III and V of Exhibit (a)(ii) above).
(d)(i)	Investment Advisory Contract (incorporated by reference to Exhibit (d)(i) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(d)(ii)	Subadvisory Contract (filed herewith).
(e)	Distribution Agreement with Calamos Financial Services LLC, dated October 31, 2022 (incorporated by reference to Exhibit (e) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(f)	None.
(g)(i)	Master Custodian Agreement with State Street Bank and Trust Company, dated September 11, 2009 (incorporated by reference to Exhibit (g)(i) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, filed on November 4, 2022).
(g)(ii)	Notification of Additional Fund, dated October 31, 2022, pursuant to Master Custodian Agreement, dated as of September 11, 2009 (incorporated by reference to Exhibit (g)(ii) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(h)(i)	Administration Agreement, effective November 1, 2018 with State Street Bank and Trust Company (incorporated by reference to Exhibit (h)(ii) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, filed on November 4, 2022).
(h)(ii)	Notification of Additional Fund, dated October 31, 2022, pursuant to Administration Agreement, effective November 1, 2018 (incorporated by reference to Exhibit (h)(ii) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(h)(iii)	Second Amended and Restated Transfer Agent Servicing Agreement by and among Calamos Investment Trust, Calamos Advisors Trust, Registrant, and U.S. Bank Global Fund Services, dated October 31, 2022 (incorporated by reference to Exhibit (h)(iii) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(h)(iv)	Expense Limitation Agreement dated December 27, 2022 (incorporated by reference to Exhibit (h)(iv) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(h)(v)	Services Agreement, effective November 1, 2018, with Ernst & Young LLP (incorporated by reference to Exhibit (h)(v) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, filed on November 4, 2022).
(h)(vi)	Amendment, dated October 31, 2022, to Services Agreement with Ernst & Young LLP (incorporated by reference to Exhibit (h)(vi) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(h)(vii)	Master Services Agreement, dated March 15, 2004, with State Street Bank and Trust Company (incorporated by reference to Exhibit (h)(vii) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, filed on November 4, 2022).
(h)(viii)	Notification of Additional Funds, dated October 31, 2022, pursuant to Master Services Agreement, dated March 15, 2004 (incorporated by reference to Exhibit (h)(viii) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(h)(ix)	Administration Servicing Agreement with Firstar Mutual Fund Services, LLC, dated September 21, 2000 (incorporated by reference to Exhibit (h)(ix) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(h)(x)	Amendment, dated October 31, 2022, to Administration Servicing Agreement with U.S. Bank Global Fund Services, formerly known as Firstar Mutual Fund Services, LLC, dated September 11, 2000 (incorporated by reference to Exhibit (h)(x) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(i)	Legal Opinion and Consent (incorporated by reference to Exhibit (i) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(j)	Consent of independent registered public accounting firm (incorporated by reference to Exhibit (j) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(k)	None.
(l)	Initial Capital Agreement, dated October 18, 2022 (incorporated by reference to Exhibit (l) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).

(m)	Rule 12b-1 Distribution Plan (incorporated by reference to Exhibit (m) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(n)	Multiple Class Plan Pursuant to Rule 18f-3 (incorporated by reference to Exhibit (n) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, filed on November 4, 2022).
(o)	Reserved.
(p)(i)	Code of Ethics of the Registrant and Adviser, dated December 27, 2022 (incorporated by reference to Exhibit (p)(i) to Registrant’s Registration Statement on Form N-1A filed on January 23, 2023).
(p)(ii)	Code of Ethics of the Subadvisor, Distributor and affiliated entities (incorporated by reference to Exhibit (p)(ii) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, filed on November 4, 2022).
(q)	Powers of Attorney (incorporated by reference to Exhibit (q) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A, filed on November 4, 2022).

Item 29. Control Persons.

No person is directly or indirectly controlled by or under common control with the registrant.

Item 30. Indemnification.

Article VII of the Amended and Restated Declaration of Trust of registrant (the “Declaration of Trust”) (Exhibit (a)(ii) to this registration statement) provides that, subject to certain exceptions and limitations, every person who is, or has been, a trustee or an officer or employee of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust and each series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof. To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person: (i) who shall have been adjudicated by a court or body before which the proceeding was brought to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office; or (ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement; (B) by at least a majority of those trustees who are neither interested persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

The Declaration of Trust also provides that if any shareholder or former shareholder of any series is held personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of any entity, its general successor) shall be entitled out of the assets belonging to the applicable series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected series, shall, upon request by such shareholder or former shareholder, assume the defense of any claim made against him or her for any act or obligation of the series and satisfy any judgment thereon from the assets belonging to the series. Neither the Trust nor the applicable series shall be responsible for satisfying any obligation arising from such a claim that has been settled by the shareholder without the prior written notice to, and consent of, the Trust. Except as otherwise specifically provided in this Declaration of Trust or in the Bylaws, the Trust shall have no obligation to indemnify or hold harmless any shareholder against any loss or expense arising under any circumstances whether in connection with a proceeding of any kind or otherwise.

The registrant, its trustees and officers, its investment adviser, the other investment companies advised by the adviser and certain persons affiliated with them are insured, within the limits and subject to the limitations of the insurance, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings. The insurance expressly excludes coverage for any trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to trustees, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser.

With regard to directors and officers of Calamos Antetokounmpo Asset Management LLC (“CGAM”), and Calamos Advisors LLC (“CAL”) that serve as trustees and officers of the registrant, information in the Statement of Additional Information under the captions “Management” and “Investment Advisory Services” is incorporated by reference. With regard to directors and officers of CGAM and CAL that do not serve in such capacity, see below:

Name	Positions[1]
John H. “Yanni” Sianis	Director of CGAM; Chief of Staff of CAL
Giannis Sina Ugo Antetokounmpo	Director of CGAM; Professional athlete, Milwaukee Bucks, National Basketball Association[2]
Alexandros Constantinos Saratsis	Director of CGAM; Managing Director, Basketball, of Octagon[3]
Christian Helmetag	Vice President of CGAM; Senior Vice President, Corporate Controller of CAL; Principal Financial Officer & Principal Operations Officer of Calamos Financial Services LLC
Constance S. Palas	Chief Compliance Officer of CGAM; Vice President, Associate Counsel and Director of Corporate Responsibility of CAL
Christopher Russell	Secretary of CGAM; Senior Vice President, Head of Strategic Planning and Analysis and CRM Operations of CAL
William J. Takahashi	Vice President of CGAM; Senior Vice President, Head of Human Resources of CAL; Senior Vice President, Head of Human Resources of Calamos Financial Services LLC
Joe Mariano	Head of Trading, Co-Head of Risk of CGAM; Senior Vice President, Global Head of Trading and Co-Head of Risk of CAL
Derek Olsen	Head of Investment Operations and Information Technology, Co-Head of Risk of CGAM; Senior Vice President, Head of Investment Operations and Information Technology, Co-Head of Risk Management of CAL
Jacqueline Sinker	Senior Vice President, Chief Compliance Officer of CAL; Chief Compliance Officer of Calamos Financial Services LLC

1 The principal business address for all named individuals with respect to their positions with CGAM, CAL and Calamos Financial Services LLC is: 2020 Calamos Court, Naperville, Illinois 60563.

2 The principal business address for Mr. Antetokounmpo with respect to his position with the Milwaukee Bucks is: 1543 North 2nd Street, 6th Floor, Milwaukee, Wisconsin 53212.

3 The principal business address for Mr. Saratsis with respect to his position with Octagon is: 875 North Michigan Avenue, Suite 2300, Chicago, Illinois 60657.

Item 32. Principal Underwriter.

(a)	Calamos Financial Services LLC (“CFS”) serves as principal underwriter for the Calamos Antetokounmpo Sustainable Equities Trust.

(b)	Information on the officers of CFS is set forth below. CFS has no directors. The principal business address for all named individuals is 2020 Calamos Court, Naperville, Illinois 60563.

Name	Position with Underwriter	Position with Registrant
John S. Koudounis	President and Chief Executive Officer	Vice President

Robert F. Behan	Principal Executive Officer	Vice President
Daniel Dufresne	Executive Vice President, Chief Operating Officer	Vice President
Christian A. Helmetag	Principal Financial Officer and Principal Operations Officer	None
J. Christopher Jackson	General Counsel and Secretary	Vice President and Secretary
Jacqueline E. Sinker	Chief Compliance Officer	None

(c)	There are no commissions or other compensation received from the registrant directly or indirectly, by any principal underwriter who is not an affiliated person of the registrant or an affiliated person of an affiliated person.

Item 33. Location of Accounts and Records.

All such accounts, books, and other documents are maintained at the offices of the registrant, the registrant’s Adviser, Calamos Antetokounmpo Asset Management LLC, the registrant’s Subadviser, Calamos Advisors LLC, and CFS, the registrant’s principal underwriter, 2020 Calamos Court, Naperville, Illinois 60563, at the offices of the custodian, State Street Bank and Trust Company, 1 Lincoln Street, Boston, Massachusetts, 02111, or at the offices of the transfer agent, U.S. Bank Global Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201.

Item 34. Management Services.

None.

Item 35. Undertakings.

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Naperville, and the State of Illinois on the 25th day of January, 2023.

Calamos Antetokounmpo Sustainable Equities Trust

By:	/s/ John P. Calamos, Sr.
John P. Calamos, Sr. Trustee and President

Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities and on the date(s) indicated.

Name	Title	Date

/s/ John P. Calamos, Sr.	Trustee and President (principal executive officer)	January 25, 2023
John P. Calamos, Sr.

/s/ John E. Neal*	Trustee	January 25, 2023
John E. Neal

/s/ William Rybak*	Trustee	January 25, 2023
William Rybak

/s/ Virginia G. Breen*	Trustee	January 25, 2023
Virginia G. Breen

/s/ Lloyd A. Wennlund*	Trustee	January 25, 2023
Lloyd A. Wennlund

/s/ Karen L. Stuckey*	Trustee	January 25, 2023
Karen L. Stuckey

/s/ Christopher M. Toub*	Trustee	January 25, 2023
Christopher M. Toub

/s/ Thomas E. Herman	Vice President and Chief Financial Officer	January 25, 2023
Thomas E. Herman

*	John P. Calamos, Sr. signs this document pursuant to powers of attorney filed in Pre-Effective Amendment No.1 to registrant’s Registration Statement on Form N-1A, filed on November 4, 2022.

By:	/s/ John P. Calamos, Sr.
John P. Calamos, Sr. Attorney-in-Fact January 25, 2023

Exhibit Index

(d)(ii)	Subadvisory Contract